UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Acquires full Ownership of HB4® Soy and Strategic Intellectual Property Rights for Wheat

ROSARIO, Argentina--(BUSINESS WIRE)--November 12, 2020--Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today that it has entered into definitive agreements for the acquisition of the remaining 50% ownership interest in Verdeca LLC (“Verdeca”) as well as strategic Intellectual Property assets related to soybean and wheat from Arcadia Biosciences Inc. (“Arcadia”) (NASDAQ: RKDA).

OVERVIEW OF TRANSACTION

  Bioceres has acquired from Arcadia the remaining ownership interest in Verdeca, a joint venture formed by the two companies in 2012 to develop second generation biotechnologies for soybean and to globally commercialize HB4 Soy technology. Having assumed full control of HB4 Soy, Bioceres plans to further accelerate the commercialization of this technology by increasing the number of related breeding collaborations and go-to-market partnerships in current as well as new geographies. Full ownership also enables the Company to capture significantly more of HB4 Soy’s underlying economic value as revenues from this technology are generated. As part of the transaction, Bioceres has also gained full access and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean.
  Through this transaction Bioceres has also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America. The complementary portfolio of genome-edited materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. Further, from the standpoint of consumers, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat. It should be noted that some of the rights being acquired by Bioceres are subject to clearances by third parties.
  In consideration for the acquisition of the above-mentioned rights and assets, Bioceres will pay Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares priced at $8 and which are subject to a six-month lock-up period. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. One-third of these shares are pledged in favor of Bioceres and will be released to Arcadia when the aforementioned third-party clearances related to the in-licensing of the wheat rights have been granted. Following the closing of the transaction, Bioceres will also pay Arcadia: i) $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares, ii) royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped to a maximum $10 million aggregate amount of royalty payments, and iii) a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated to the transaction.

Note

Further details of the transaction will be discussed on Bioceres’ Fiscal First Quarter 2021 earnings conference call and webcast, which will be held at 8:30 a.m. EST on November 12, 2020. To access the conference call and webcast (click here).

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact
Máximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: November 12, 2020